NEWS RELEASE 10-22	JUNE 28, 2010

FRONTEER GOLD PROVIDES MID-YEAR UPDATE ON ADVANCEMENT OF ITS KEY GOLD PROJECTS

Fronteer Gold (FRG - TSX/NYSE Amex) provides a mid-year progress report on its key gold projects in Nevada, as well as its gold and copper-gold projects in northwestern Turkey.

Ten drill rigs are now operating at Fronteer Gold’s projects, with an additional rig expected to be added by month’s end. More than 65,000 metres are planned to be drilled across all projects this year. Approximately 26,000 metres have been drilled in 2010 to date, with 70 holes pending release. The total budget for the gold projects summarized below is approximately $35 million, with Fronteer Gold responsible for $20 million of expenditures.

TEAM BUILDING

Fronteer Gold has strengthened its development and operations team with the hiring of four key individuals: Guy Jeske, General Manager, Long Canyon Project; Dan Anderson, Director, Environment & Permitting; Jim Gray, Director of Mineral Resources; and, Pamela Smith, Community Relations Coordinator.

Mr. Jeske, has nearly 30 years experience in mine operations as general manager, mining manager or mine superintendent at various mining operations in the U.S. – including two years as Vice President and General Manager of the Rochester Mine in Lovelock, Nevada. Mr. Jeske will be responsible for leading the day-to-day operations of our Long Canyon project. Mr. Anderson, who has significant experience permitting both open pit and underground mining operations in Nevada through his time with Placer Dome, Barrick and Great Basin Gold, will play a key role in advancing our Nevada gold projects through the regulatory framework in a timely manner. Mr. Gray, formerly Manager of Resource Evaluations at Teck, will manage ongoing resource studies on all of our projects and assist with ongoing evaluations and due diligence efforts. Ms. Smith, formerly of Sunrise Engineering and Newmont, is responsible for maintaining and building relationships with communities and stakeholders in Nevada as we advance our projects.

PROJECT HIGHLIGHTS - NEVADA

Northumberland
Drilling of additional high-grade targets underway
Construction of decline to commence in Q3

Northumberland is a large Carlin-type gold deposit located on private lands owned by Fronteer Gold. We have recently commenced a surface drill program to further define and extend high-grade domains at Northumberland. The $750,000 drill program will comprise nine core holes (2,500 metres) and test several high-grade targets. Fronteer Gold believes these high-grade domains are a key component of the deposit and need to be more fully understood.

Fronteer Gold is currently soliciting bids from selected underground mining contractors for the construction of a 280-metre long decline to access high-grade mineralization within the deposit. Construction is scheduled to begin in Q3, with completion targeted for early 2011. The decline will provide the most cost-effective platform for evaluating controls on high-grade mineralization, as well as conducting underground exploration/definition drilling and bulk sampling.

Sandman
Drilling underway on newly permitted property

Sandman is a high-grade epithermal gold system under option to Newmont USA Limited. Newmont has begun drilling up to eight new high-priority targets identified through geophysical surveys completed in 2008 and 2009. A second drill rig is planned for the end of the month at North Hill, one of four deposits on the property, to drill large diameter core for metallurgical test purposes. Further step-out drilling at the Southeast Pediment deposit is also planned.

In total, approximately 95 holes (~7,000 metres) are planned for this year’s $3-million work-program. Ongoing drilling continues to intersect near-surface, high-grade oxide gold mineralization, demonstrating the strength of this mineralized system. The Winnemucca Bureau of Land Management recently approved a new Exploration Plan of Operations for the Sandman property, significantly increasing the area permitted for exploration and development work from two square miles to 39 square miles.

Long Canyon
Aggressive resource definition and expansion
Metallurgical results demonstrate excellent gold recoveries

Long Canyon is a high grade gold deposit located in northeast Nevada. Six drill rigs are currently operating and at least 45,000 metres of drilling planned, with an emphasis on resource definition and resource expansion. As part of the $19.8 -million development/exploration program, Fronteer Gold plans to complete the required metallurgical, engineering, and environmental work necessary to move Long Canyon to pre-feasibility stage. Fronteer Gold is majority owner (51%) and operator of Long Canyon in joint-venture with AuEx Ventures Inc. (49%).

More detailed metallurgical test work confirms that gold mineralization is amenable to low-cost, conventional, heap-leach processing. Twenty-one core composites from three cross-sections drilled in May 2009 were submitted to McClelland Laboratories Inc. in Sparks, Nevada, for bottle-roll and column leach tests, permeability, flotation, gravity and comminution testing. Composites were column-leach tested using crush sizes of: 80% passing -12.5mm, -25mm and -50mm crush sizes to determine gold recovery, recovery rate and reagent requirements under simulated heap leach conditions. Of composite material representing 82% of the deposit’s total ounces, column leach gold recoveries for high- and medium-grade samples (> 1.26 g/t gold) averaged 88% for -12.5mm, 87% for -25mm and 85% for -50mm crush sizes. A portion of the low-grade (<1.26 g/t gold) rock-types exhibited sensitivity to crush size and achieved lower recoveries than the high- and medium-grade composites. However, these rock-types represent approximately 8% of the deposit’s contained ounces based upon current geologic interpretation. The majority of the gold leaching (>80% leachable gold) occurred within a 10 to 40 day period with the coarser columns taking a little longer than the finer crushed columns. For a typical, medium gold grade (3.22 g/t), leach kinetic curve, click here: http://www.fronteergold.com/sites/files/fronteer_admin/LongCanyonLeachCurve1022.pdf.

Hydraulic conductivity measurements were two orders of magnitude higher than typical heap percolation rates indicating that no solution flow problems are anticipated for any of the composites tested. The composites not respond well to flotation or gravity concentration likely owing to its totally oxidized nature and lack of any significant elemental gold. Comminution tests showed that the composites have low hardness and abrasion index numbers, compared to the majority of gold milling operations processing whole rock material around world. Low energy input and low materials wear rates are expected if a mill is needed for processing all or portion of the Long Canyon resource.

PROJECT HIGHLIGHTS - Turkey

Halilaga
Drilling of Central Zone and new targets underway

Halilaga, operated by our 60% joint venture partner Teck Madencilik Sanayi Ticaret A.S. (Teck), is a significant copper-gold porphyry system with excellent upside potential. Two rigs are currently turning on site. The 10,000 metre, $2.7 -million drill program includes 8,500 metres of drilling at the main Central Zone, with the remainder testing for porphyry targets outside this zone. Drilling has currently identified copper-gold mineralization over a strike length of 1, 200 metres and a width of 400 metres, with thicknesses of up to 400 metres.

TV Tower
Seven targets to be drill-tested

TV Tower, also a 60/40% joint venture with Teck, is a new exploration project that shows similarities to existing high-sulphidation gold deposits in the Biga District. TV Tower is located adjacent to Fronteer Gold and Teck’s previously owned Kirazli gold project. Seven targets have been identified featuring classical high-sulphidation alteration signatures and the potential for a large mineralized system. Additional rock and soil geochemistry and 30-line kilometres of IP geophysical surveys are underway. Targets are planned to be tested with an initial 2,000-metre drill program this July-August.

OTHER PROJECTS
Fronteer Gold has five other joint ventures with companies in Nevada and Utah, including Stateline with Newmont; Easter with La Quinta; Gold Springs 2 with High Desert Gold LLC, and Loomis with International Enexco. Fronteer Gold has 15 properties leased to third parties including Rosebud, Golden Arrow and Monte Cristo in Nevada.

Gary Simmons, a Qualified Professional with the Mining and Metallurgical Society of America and Fronteer Gold consultant, is the Qualified Person who has overseen the collection and verification of the metallurgical data for this release and has reviewed and validated the metallurgical content in this release is accurate.

Christopher Lee, P. Geo., Chief Geoscientist for Fronteer Gold, is the company's designated Qualified Person for this news release and has reviewed and validated that all other information contained in the release is accurate.

ABOUT FRONTEER GOLD
We intend to become a significant gold producer. Our solid financial position and strong operational team give us the ability to advance our key gold projects through to production. Our future potential production platform includes our Long Canyon, Sandman and Northumberland projects – all located in Nevada, one of the friendliest gold-mining jurisdictions in the world. Fronteer Gold aims to build regional production by advancing these projects sequentially over the near-term using existing cash resources – funding the company’s growth with low-risk of dilution. For further information on Fronteer Gold visit www.fronteergold.com or contact:

Mark O'Dea, President & CEO
Troy Fierro, COO
Sean Tetzlaff, CFO
John Dorward, VP, Business Development
Glen Edwards, Director, Communications
Phone 604-632-4677 or Toll Free 1-877-632-4677
info@fronteergold.com

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential size of mineralized zone, and size of exploration program involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer Gold to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures , the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of ore reserves and mineral resources, changes in project parameters as plans continue to be refined, future prices of gold and silver, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Fronteer Gold’s Annual Information form and Fronteer Gold’s latest Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Fronteer Gold has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer Gold disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.